Exhibit 12.1

DESCRIPTION: STATEMENTS RE: COMPUTATION OF RATIOS

AEARO CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)
(UNAUDITED)

					Six Months Ended
	Year Ended September 30,
					September 30,	March 31,
	2000	2001	2002	2003	2004	2004

Earnings:
Pre tax income (loss) from continuing operations	$12,532	$(3,841)	$11,068	$23,290	$10,584	$(6,094)
Fixed Charges	26,589	25,846	22,684	21,561	11,613	16,771

Earnings as defined	$39,121	$22,005	$33,752	$44,851	$22,197	$10,857

Fixed Charge:
Interest Expense, net
Interest component of operating lease	$24,479	$23,755	$24,479	$24,479	$24,479	$24,479
Fixed charges as defined	2,110	2,091	2,593	2,105	777	949

Adjusted net income	$26,589	$25,846	$22,684	$21,561	$11,613	$16,857

Ratio of Earnings to Fixed Charges	1.5	0.9	1.5	2.1	1.9	0.6

Note:	Ratio of earnings to fixed charges is defined pre-tax income from continuing operations plus fixed charges divided by fixed charges. Fixed charges include interest (including amortization of debt issuance costs) and a portion of rental expense assumed to represent interest. Earnings for the year ended September 30, 2001 were insufficient to cover fixed charges by $3.8 million. Earnings for the six months ended September 30, 2004 were insufficient to cover fixed charges by $6.1 million.